Exhibit II

to

Schedule 13G

Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated July 10, 2019 in connection with their beneficial ownership of Electronics For Imaging. Each of Columbia Seligman Communications & Information Fund and Columbia Management Investment Advisers, LLC authorizes Ameriprise Financial, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.

Ameriprise Financial, Inc.

By:	/s/ Paul Goucher
Name: Paul Goucher
Title: Senior Vice President and Assistant General Counsel

Columbia Management Investment Advisers, LLC

By:	/s/ Michael G. Clarke
Name: Michael G. Clarke
Title: Vice President, Head of North American Operations and Co-Head of Global Operations

Columbia Seligman Communications & Information Fund

By:	/s/ Paul Goucher
Name: Paul Goucher
Title: Senior Vice President and Assistant Secretary